SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
DIRECT DIAL 212-735-3058 EMAIL ADDRESS makim@skadden.com	FOUR TIMES SQUARE NEW YORK 10036-6522 __________ (212) 735-3000 Fax: (212) 735-2000 http://www.skadden.com	FIRM/AFFILIATE OFFICES BOSTON __________ CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON __________ BEIJING BRUSSELS
	September 6, 2007	FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO VIENNA

VIA EDGAR

Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Apollo Investment Corporation, Securities Act of 1933
Registration Statement No. 333-145804

Dear Ms. Cole:

Electronically transmitted herewith on behalf of Apollo Investment Corporation (the “Company”) is the Company’s Pre-Effective Amendment No.1 to its shelf Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933. This amendment contains no significant changes and is being filed in order to get the Opinion and Consent of Venable LLP on file.

If you have any questions or comments or require any additional information, please telephone me at (212) 735-3058 or Michael Hoffman at (212) 735-3406.

Sincerely,

/s/ Marissa L. Kim
Marissa L. Kim

Ms. Mary Cole

September 6, 2007

Base Prospectus

Sections of the Base Prospectus

Prospectus Summary

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007 in the description of the Registrant and an updated section on how dividends would be paid on preferred stock.

Fees and Expenses

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007.

Risk Factors

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement, includes additional risks reflecting the operation of the Company and potential risks from issuance of preferred stock and updates some of the risk language.

Use of Proceeds

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Dividends

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007.

Ms. Mary Cole

September 6, 2007

Selected Condensed Consolidated Financial Information

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007.

Selected Quarterly Data (unaudited)

This section has been omitted from the base prospectus and included in the prospectus supplement in accordance with our discussions with you.

Forward Looking Statements

This section is identical to the corresponding section in the Company’s previous shelf registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007 and other information reported in the Company’s annual report on Form10-K filed on May 29, 2007.

Price Range of Common Stock

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007.

Business

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007 and other information reported in the Company’s annual report on Form10-K filed on May 29, 2007.

Management

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is updated so that the disclosure about the Company’s board of directors and officers is current.

Ms. Mary Cole

September 6, 2007

Compensation of Officers and Directors

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is updated so that the disclosure is current.

Investment Advisory and Management Agreement

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on information reported in the Company’s annual report on Form10-K filed on May 29, 2007 for the fiscal year of March 31, 2007.

Administration Agreement

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on information reported in the Company’s annual report on Form10-K filed on May 29, 2007 for the fiscal year of March 31, 2007.

Certain Relationships

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on information reported in the Company’s annual report on Form10-K filed on May 29, 2007 for the fiscal year of March 31, 2007.

Portfolio Companies

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based information reported in the Company’s annual report on Form10-K filed on May 29, 2007 for the fiscal year ended March 31, 2007.

Determination of Net Asset Value

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Ms. Mary Cole

September 6, 2007

Dividend Reinvestment Plan

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Material U.S. Federal Income Tax Considerations

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Description of our Capital Stock

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is updated to reflect the capital stock of the Company as of August 23, 2007.

Description of our Preferred Stock

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is updated to disclose that if we issue preferred stock, it will pay dividends to the holders of the preferred stock at either a fixed rate or a rate that will be reset frequently based on short-term interest rates, as described in a Prospectus Supplement accompanying each preferred share offering.

Description of Warrants

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Description of our Debt Securities

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Regulation

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement. We have updated to take into account the new rules regarding the definition of eligible portfolio companies.

Ms. Mary Cole

September 6, 2007

Custodian, Transfer and Dividend Paying Agent, Registrar and Trustee

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Brokerage Allocation and other Practices

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Plan of Distribution

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Legal Matters

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement, except it reflects that Skadden, Arps, Slate, Meagher & Flom LLP is counsel to the Company.

Independent Registered Public Accountants

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Available Information

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Financial Statements and Notes to Financial Statements

This has been updated to reflect the financial statements in the Company’s annual report on Form10-K filed on May 29, 2007 for the fiscal year of March 31, 2007.

Ms. Mary Cole

September 6, 2007

Prospectus Supplement

Sections of the Base Prospectus

Fees and Expenses

This section is substantially similar to the corresponding section in the Company’s prospectus supplement for common stock in its previous shelf registration statement but is based on interim financial statements updated as of the fiscal quarter ended June 30, 2007.

Business

This section is substantially similar to the corresponding section in the Company’s prospectus supplement for common stock in its previous shelf registration statement but is based on interim financial statements updated as of the fiscal quarter ended June 30, 2007 and other information reported in the Company’s semi-annual report on Form10-Q filed on August 8, 2007.

Recent Developments

This section is intended to update potential investors on recent developments at the Company and therefore will be substantially different than the same section in the prospectus supplement for common stock in its previous shelf registration statement.

Use of Proceeds

This section is substantially similar to the corresponding section in the prospectus supplement for common stock for the Company’s previous shelf registration statement.

Price Range of Common Stock

This section is substantially similar to the corresponding section in the prospectus supplement for common stock for the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal quarter ended June 30, 2007.

Selected Condensed Consolidated Financial Information

This section is substantially similar to the corresponding section in the Company’s prospectus supplement for common stock for its previous shelf registration statement but is based on interim financial statements updated as of the fiscal quarter ended June 30, 2007.

Ms. Mary Cole

September 6, 2007

Capitalization

This section is substantially similar to the corresponding section in the Company’s prospectus supplement for common stock for its previous shelf registration statement but is based on interim financial statements updated as of the fiscal quarter ended June 30, 2007.

Forward-Looking Statements

This section is identical to the same section in the Company’s previous prospectus supplement for common stock for its previous shelf registration statement.

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section is substantially similar to the corresponding section in the prospectus supplement for common stock in the Company’s previous shelf registration statement but is based on interim financial statements updated as of the fiscal quarter ended June 30, 2007 and other information reported in the Company’s semi-annual report on Form10-Q filed on August 8, 2007.

Underwriting

This section will be different than the same section in the prospectus supplement for the common stock for the Company’s previous shelf registration statement because the underwriter and terms of the offering may be different.

Legal Matters

This section is substantially similar to the corresponding section in the prospectus supplement for common stock for the Company’s previous shelf registration statement, except it reflects that Skadden, Arps, Slate, Meagher & Flom LLP is counsel to the Company.

Independent Registered Public Accountants

This section is substantially similar to the corresponding section in the prospectus supplement for common stock in the Company’s previous shelf registration statement.

Ms. Mary Cole

September 6, 2007

Financial Statements and Notes to Financial Statements

This section has been updated to reflect the financial statements in the Company’s semi-annual report on Form10-Q filed on August 8, 2007 for the fiscal quarter of June 30, 2007.